Exhibit 99.1

Newmont Announces Acceptances of 48% of Gold Hedge Offer

DENVER, June 2, 2003 – Pursuant to the announcement of May 29, 2003, Newmont Mining Corporation (NYSE: NEM) today announced that its subsidiary, Yandal Bond Company Limited (YBCL), has accepted assignments from three gold hedge counter parties of all their gold hedge contracts with Newmont’s Australian subsidiary, Newmont Yandal Operations Limited (Yandal), for a total cash payment of $48.4 million.

The total cash payment represents $0.50 for each $1.00 of net mark to market hedge liability, as calculated by YBCL as of May 22, 2003. These assignments represent 49% of the ounces in the Yandal hedge book and 48% of the negative mark-to-market liability of the Yandal hedge book.

YBCL’s offer to acquire all of the gold hedge contracts entered into between Yandal and its counter parties, subject to certain conditions, closes at 5:00 p.m. Mountain Daylight Time, June 3, 2003. The aggregate offer price under an all cash option to the counter parties totals approximately $100.8 million. Yandal remains obligated to deliver to YBCL under assigned contracts.

Newmont, based in Denver, is the world’s premier gold mining company and the largest gold producer with significant assets on five continents.

Investor Contacts:

Wendy Yang (w) (303) 837-6141 wyang@corp.newmont.com

Nicola Frazer (w) 61-8-8303-1756 nicola.frazer@newmont.com.au

Media Contacts:

Doug Hock (w) (303) 837-5812 doughock@corp.newmont.com